UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

HUB Cyber Security Ltd.
(Name of Issuer)

Ordinary Shares, no par value per share
(Title of Class of Securities)

M6000J135
(CUSIP Number)

Mikhail Gurevich, Managing Member

Dominion Capital LLC

256 W. 38th Street, 15th Floor

New York, NY 10018

(212) 785-4680

With a copy to:

David E. Danovitch, Esq.

Sullivan & Worcester LLP

1633 Broadway – 32nd Floor

New York, NY 10019

(212) 660-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 14, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6000J135	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
Dominion Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
457,129
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
457,129
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
457,129
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. M6000J135	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
DC Rainier SPV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
457,129
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
457,129
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
457,129
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. M6000J135	SCHEDULE 13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
Dominion Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
457,129
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
457,129
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
457,129
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. M6000J135	SCHEDULE 13D	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
Mikhail Gurevich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
457,129
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
457,129
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
457,129
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IN

CUSIP No. M6000J135	SCHEDULE 13D	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS
Gennadiy Gurevich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
457,129
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
457,129
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
457,129
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IN

CUSIP No. M6000J135	SCHEDULE 13D	Page 7 of 11 Pages

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no par value per share (the “Ordinary Shares”), of HUB Cyber Security Ltd., a company organized under the laws of the State of Israel (the “Issuer”). The address of the Issuer’s principal executive offices is 30 Ha’Masger St., Tel Aviv, Israel 6721117.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by (i) Dominion Capital LLC, a Connecticut limited liability company (“Dominion”), (ii) DC Rainier SPV LLC, a Delaware limited liability company (“DC Rainier”), (iii) Dominion Capital Holdings LLC, a Delaware limited liability company (“Dominion Holdings”), (iv) Mikhail Gurevich and (v) Gennadiy Gurevich (collectively, the “Reporting Persons”).

(b)	The principal business address of each of the Reporting Persons is 256 W. 38th Street, 15th Floor, New York, NY 10018.

(c)	The principal business of DC Rainier is to make and hold investments in the Issuer. Dominion is the manager of DC Rainier. Dominion Holdings is the manager of Dominion. Mikhail Gurevich and Gennadiy Gurevich are each managing members of Dominion Holdings.

(d)	During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any managing member or other member of any of the Reporting Persons (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any managing member or other member of any of the Reporting Persons (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Mikhail Gurevich and Gennadiy Gurevich is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations

The amount of funds used by the Reporting Persons in acquiring the Ordinary Shares beneficially owned by them are described in further detail in Item 4 of this Schedule 13D, which disclosure is hereby incorporated by reference in its entirety into this Item 3. The source of these funds was the working capital of Dominion.

Item 4.	Purpose of Transaction

Dominion, through DC Rainier, acquired the Ordinary Shares and warrants to acquire Ordinary Shares, as further described below, for investment purposes.

DC Rainier was the sponsor of Mount Rainier Acquisition Corp., a Delaware corporation (“RNER”), a blank check company formed in February 2021 for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, and in connection therewith held certain shares of RNER common stock and warrants to purchase RNER common stock. On March 23, 2022, the Issuer, RNER and Rover Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), entered into a Business Combination Agreement (the “Business Combination Agreement”), pursuant to which, on February 28, 2023, Merger Sub was merged with and into RNER and RNER became a wholly owned subsidiary of the Issuer and the securityholders of RNER received securities of the Issuer in exchange for RNER securities (the “Merger”). On February 28, 2023, the Issuer, RNER and American Stock Transfer & Trust Company, LLC, also entered into an Amended and Restated Warrant Agreement (the “Warrant Agreement”), which amended and restated the Warrant Agreement entered into by such parties on October 4, 2021 (the “Original Warrant Agreement”) in order to, among other things, give effect to the Merger and reflect that the warrants previously issued by RNER to DC Rainier pursuant to the Original Warrant Agreement would now be deemed warrants issued by the Issuer. Pursuant to the Warrant Agreement, such warrants may not be exercised to the extent that a warrant holder, together with its affiliates, would beneficially own in excess of 9.9% of the Ordinary Shares immediately after giving effect to such exercise. At the effective time of the Merger, on February 28, 2023, DC Rainier was issued 3,535,119 Ordinary Shares as merger consideration and 535,984 warrants exercisable for up to 401,987 Ordinary Shares in exchange for its shares of RNER common stock and warrants to purchase RNER common stock, in each case, prior to giving effect to the 1-for-10 reverse split of the outstanding Ordinary Shares effected by the Issuer on December 14, 2023 (the “Reverse Split”). Each warrant is exercisable for five years for 3/4ths of an Ordinary Share at an exercise price of $12.79 per whole share. Subsequently, certain of such warrants held by DC Rainier were transferred to third parties, resulting in the Reporting Persons beneficially owning 524,297 warrants exercisable for up to 393,222 Ordinary Shares, prior to giving effect to the Reverse Split.

On March 28, 2023, the Issuer and Dominion entered into an Equity Purchase Agreement, pursuant to which Dominion provided a firm commitment for an equity line of credit (the “ELOC”), whereby the Issuer may issue up to $100,000,000 of Ordinary Shares to Dominion (or its designee) over the course of 36 months from the date of entry into definitive agreement for the ELOC. As consideration for Dominion’s purchase commitment, on April 5, 2023, the 6th trading day following the date of the ELOC, the Issuer issued to DC Rainier 1,000,000 Ordinary Shares, which share amount does not reflect the Reverse Split. In addition, Dominion advanced the Issuer an aggregate amount of $2,500,000 as the upfront commitment under the ELOC (the “ELOC Upfront Commitment”).

CUSIP No. M6000J135	SCHEDULE 13D	Page 8 of 11 Pages

In connection with the firm commitment for the ELOC, on February 28, 2023, the Issuer issued to Dominion a senior secured demand promissory note (the “Secured Promissory Note”) to evidence the Issuer’s obligation to repay the ELOC Upfront Commitment. The Secured Promissory Note bears interest at a rate of 10% per annum and is due on demand. On March 28, 2023, the Secured Promissory Note was amended (the “First Amendment to Secured Promissory Note”) to provide that, among other things, that demand of payment may not be made until April 24, 2023. As of the date of this Schedule 13D, the Issuer has not fulfilled its obligations under the ELOC.

On May 1, 2023, Dominion made a demand to the Issuer to repay the $2,500,000 loan principal plus accrued interest pursuant to the terms of the Secured Promissory Note. The Issuer failed to make any payment and in spite of numerous efforts made by Dominion in an effort to restructure the Secured Promissory Note and recapitalize the Issuer, the Secured Promissory Note remains in default. In December 2023, Dominion filed a complaint against the Issuer in the Supreme Court of the State of New York, alleging breach of contract and seeking repayment of principal and interest, among other reliefs.

On February 14, 2024, Dominion commenced proceedings under section 10 of the Israeli Insolvency and Financial Rehabilitation Law 5778-2018, which is a motion to initiate insolvency proceedings. The Reporting Persons believe that the Issuer is failing to pay its debts in the ordinary course and on information and belief may even be selectively paying certain obligations to the exclusion of others.

As of March 14, 2024, because the Secured Promissory Note was in default and having received reports of other notes of other securities holders’ being in default, the Reporting Persons collectively formed the intent to become more active in the affairs of the Issuer, including possibly seeking to effect a change of management or to remove and replace certain current members of the Board of Directors of the Issuer, due to, among other things, their belief that current management are mis-managing the business of the Issuer and putting all securityholders at risk. The Reporting Persons believe that abysmal oversight by the Issuer’s Board of Directors permitted significant management missteps, dismal operating performance, and a series of questionable transactions that have resulted in significant loss of economic and strategic value by the Issuer and a consequent deleterious effect on all investors and creditors of the Issuer. To date, the Issuer remains undercapitalized and unable to fulfill its basic obligations to its investors.

The Reporting Persons remind the Issuer’s Board of Directors that directors owe fiduciary duties to all shareholders and, in the case of an Issuer within the zone of insolvency or that is insolvent, to creditors of the Issuer.

The Reporting Persons intend to review their investment in the securities of the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, (i) having open communications with the Issuer’s management and Board of Directors in order to monitor their efforts to increase shareholder value and not squander or secrete Issuer resources, assets, or opportunities outside of the Issuer, (ii) pursuing litigation to enjoin corporate transactions that the Reporting Persons believe have or may be designed to divert value away from the issuer’s current stakeholders for the benefit of management and other as-yet unidentified persons, and (iii) seeking to elect a slate of directors to the Issuer’s Board of Directors who will better manage the affairs of the Issuer and not permit a destructive dissipation of its assets and corporate opportunities. The Reporting Persons may also take other steps to increase shareholder value as well as pursue other plans or proposals that relate to, or would result in, any of the matters set forth in Item 4 of Schedule 13D.

The response under Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	The number and percentage of the Ordinary Shares beneficially owned by each Reporting Person assumes that there were 10,352,602 Ordinary Shares issued and outstanding as of the date of this Schedule 13D, consisting of (i) 9,828,305 Ordinary Shares issued and outstanding as of September 30, 2023, as reported by the Issuer in its proxy statement for its special meeting filed as Exhibit 99.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2023, and (ii) 39,322 Ordinary Shares underlying warrants to purchase Ordinary Shares at an exercise price of $127.90 per whole share, which are exercisable within 60 days of the date hereof, and in the case of each of (i) and (ii) give effect to the Reverse Split.

CUSIP No. M6000J135	SCHEDULE 13D	Page 9 of 11 Pages

As of the date of this Schedule 13D, DC Rainier directly held (i) 417,807 Ordinary Shares and (ii) warrants to purchase up to an aggregate of 39,322 Ordinary Shares at $127.90 per whole share, subject to a 9.9% beneficial ownership limitation provision in the Warrant Agreement, representing approximately 4.6% of the outstanding Ordinary Shares. Dominion is the manager of DC Rainier. Dominion Holdings is the manager of Dominion. Mikhail Gurevich and Gennadiy Gurevich are each managing members of Dominion Holdings. As such, these persons may be deemed to beneficially own, and have shared voting and dispositive power with DC Rainier over, the Ordinary Shares, including those underlying such warrants, directly held by DC Rainier.

(c)	None of the Reporting Persons has effected any transactions in Ordinary Shares in the past 60 days.

(d)	Other than the Reporting Persons, and except as set forth in this Schedule 13D, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Securities.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As discussed in Item 4 of this Schedule 13D, Dominion and the Issuer are parties to (a) the Equity Purchase Agreement, (b) the Secured Promissory Note and (c) the First Amendment to Secured Promissory Note. Additionally, as discussed in Item 4 of this Schedule 13D, the Issuer is a party to the Warrant Agreement with respect to warrants to purchase Ordinary Shares, including the warrants beneficially owned by the Reporting Persons, which sets forth the terms and conditions of such warrants. The disclosure in Item 4 of this Schedule 13D with respect to all such agreements is incorporated herein by reference.

The description of the Equity Purchase Agreement, the Secured Promissory Note, the First Amendment to Secured Promissory Note and the Warrant Agreement are qualified in their entirety by reference to the forms and full text of such agreements, as applicable, which are filed as set forth in Item 7 of this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1 – Equity Purchase Agreement, dated March 28, 2023, by and between HUB Cyber Security Ltd. and Dominion Capital LLC (incorporated by reference to Exhibit 99.1 the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the SEC on March 30, 2023).

CUSIP No. M6000J135	SCHEDULE 13D	Page 10 of 11 Pages

Exhibit 99.2 – Senior Secured Demand Promissory Note, dated February 28, 2023, by and between HUB Cyber Security Ltd. and Dominion Capital LLC (incorporated by reference to Exhibit 4.11 to the Issuer’s Annual Report on Form 20-F, filed with the SEC on August 15, 2023).

Exhibit 99.3 – First Amendment to Senior Secured Demand Promissory Note dated as of March 28, 2023, by and between HUB Cyber Security Ltd. and Dominion Capital LLC (incorporated by reference to Exhibit 4.12 to the Issuer’s Annual Report on Form 20-F, filed with the SEC on August 15, 2023).

Exhibit 99.4 – Form of Amended and Restated Warrant Agreement, dated February 28, 2023, by and among Mount Rainier Acquisition Corp., Hub Cyber Security Ltd. and American Stock Transfer & Trust Company, LLC, as warrant agent. (incorporated by reference to Exhibit 4.9 to the Issuer’s Registration Statement on Form F-4, filed with the SEC on August 24, 2022).

Exhibit 99.5 – Joint Filing Agreement, dated as of March 18, 2024, by and among the Reporting Persons.

CUSIP No. M6000J135	SCHEDULE 13D	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2024

DOMINION CAPITAL LLC
By: Dominion Capital Holdings LLC, its Manager

By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

By:	/s/ Gennadiy Gurevich
Name: Gennadiy Gurevich
Title: Managing Member

DC RAINIER SPV LLC
By: Dominion Capital LLC, its Manager
By: Dominion Capital Holdings LLC, its Manager

By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

By:	/s/ Gennadiy Gurevich
Name: Gennadiy Gurevich
Title: Managing Member

DOMINION CAPITAL HOLDINGS LLC

By:	/s/ Mikhail Gurevich
Name: Mikhail Gurevich
Title: Managing Member

By:	/s/ Gennadiy Gurevich
Name: Gennadiy Gurevich
Title: Managing Member

/s/ Mikhail Gurevich
Mikhail Gurevich

/s/ Gennadiy Gurevich
Gennadiy Gurevich